

Mail Stop 3561

March 17, 2010

Mr. Chip Hackley, Chief Executive Officer
Gazoo Energy Group, Inc.
2569 McCabe Way
Irvine, California 92614

> **Re:** **Gazoo Energy Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 8, 2010**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed  February 8, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed March 17, 2010**
> **File No. 000-50389**

Dear Mr. Hackley:

We have completed our review of your Item 4.01 Forms 8-K and Item 4.01 Forms 8-K/A
and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant